FEDERATED HERMES INCOME SECURITIES TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

October 20, 2020

Sally Samuel

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES INCOME SECURITIES TRUST (the “Registrant”) Federated Hermes Floating Rate Strategic Income Fund (the “Fund”) Class A1 Shares 1933 Act File No. 33-3164 1940 Act File No. 811-4577

Dear Ms. Samuel:

The Registrant is filing this correspondence to respond to additional comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on October 16, 2020, regarding its correspondence filing dated October 13, 2020 to Staff comments on its Post-Effective Amendment No. 222 under the Securities Act of 1933 and Amendment No. 215 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Fund filed on August 17, 2020.

COMMENT 1. Prospectus - Risk/Return Summary: Fees and Expenses

The Staff reiterates the following comment. Please delete Footnote 1 since the Rule 12b-1 expenses disclosed are not currently charged by the Fund. This footnote is not permitted by Item 3 of Form N-1A.

RESPONSE:

Respectfully, the Registrant believes that the presentation of the Dormant Fee in the footnote is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A. The Fund does not, and cannot, include the Dormant Fee in the fee table itself. However, the Registrant believes that it is important to provide the maximum allowable fee amount in a footnote as material information for Fund investors, and the fee table is the best location to ensure shareholders are informed of this information. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 2. Prospectus - Risk/Return Summary: Fees and Expenses

The Staff notes that the expenses should be the same as the other share classes for the prior year unless there is a different expense. Based on the Fund’s disclosure, there is nothing different and the Class A1 disclosure cannot be based on projections.

RESPONSE:

The Registrant confirms the Class A1 “Other Expenses” in this prospectus filing are different than those shown for Class A in the currently effective prospectus filed earlier this year on May 27, 2020. Class A1 here lists 0.51% in “Other Expenses,” while the previously filed Class A lists 0.44% in “Other Expenses.” This reflects that the Class A1 expenses are estimated based on the more current data for a fiscal year ending March 31, 2021, and the data used in the earlier Class A filing is based on March 31, 2020 fiscal year end financial information. The Class A1 “Other Expenses” calculation also incorporates additional estimated expenses in connection with the operation of the new share class which are not applicable to Class A, such as, class specific recordkeeping and additional registration and portfolio accounting fees. Therefore, since the “Other Expenses” listed in the fee table are based on estimated amounts, the Registrant respectfully believes that the inclusion of the footnote is accurate, appropriate and in accordance with Form N-1A requirements.

COMMENT 3. Prospectus - Risk/Return Summary: Fees and Expenses Example

The Staff notes that Form N-1A requires both examples unless there is a redemption, then the 2nd example is not required. With that, the disclosure should be clearer to the shareholder that the examples are the same and that it applies in both instances.

RESPONSE:

The Registrant will add the following bold and underlined disclosure to the expense example introduction and add “Expenses assuming no redemption” rows to the Example.

“This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

Expenses assuming no redemption are also shown.

The Example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that operating expenses are as shown in the table above and remain the same. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:”

Share Class	1 Year	3 Years	5 Years	10 Years
A1:
Expenses assuming redemption	$317	$564	$831	$1,592
Expenses assuming no redemption	$317	$564	$831	$1,592

Questions on this letter or requests for additional information may be directed to me at (724) 720-8832.

Very truly yours,

/s/ Christina Eifler
Christina Eifler
Sr. Paralegal